Exhibit 99.8

EXECUTION VERSION

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this “Agreement”) is entered on May 4, 2016 by and between Melco Crown Entertainment Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and Crown Asia Investments Pty. Ltd. (ACN 138 608 787), a corporation incorporated under the laws of Australia (the “Shareholder”).

WHEREAS, the Shareholder owns, beneficially and legally of record, 559,229,043 ordinary shares, par value US$0.01 per share, in the Company (the “Ordinary Shares”); and

WHEREAS, the Shareholder desires to sell, and the Company desires to repurchase, 155,000,000 Ordinary Shares (the “Sale Shares”) on the terms and subject to the conditions set forth in this Agreement (the “Repurchase”);

NOW, THEREFORE, in consideration of promises, covenants and agreements herein contained, the parties agree as follows:

ARTICLE I.

PURCHASE AND SALE OF THE SHARES

Section 1.1 Repurchase. At the Closing (as defined below), the Shareholder shall sell to the Company, and the Company shall repurchase from the Shareholder, all of the Shareholder’s legal and beneficial right, title and interest in and to the Sale Shares at the per Sale Share price of US$5.1667, for an aggregate repurchase price of US$800,838,500 (the “Repurchase Amount”). Immediately after Closing (as defined below), the Company shall hold the Sale Shares as treasury shares for a period of not less than 24 hours following which the Company shall cancel the Sale Shares.

Section 1.2 Pre-Closing. Upon the signing of this Agreement:

(a) the Shareholder shall deliver to the Company an undated duly executed instrument of transfer, in the form attached hereto as Exhibit A and the original share certificate representing the Sale Shares, to be held in escrow by the Company pending Closing in accordance with Section 1.3; and

(b) the Company shall initiate payment of the Repurchase Amount by wire transfer of immediately available funds to an account or accounts to be designated by the Shareholder.

Section 1.3 Closing. The closing of the Repurchase (the “Closing”) shall take place at the offices of the Company at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong on May 6, 2016 or at such other time and place as the parties may mutually agree. At Closing:

(a) the Shareholder shall diligently monitor incoming wire transfers and promptly notify the Company in writing, in the form set forth as Exhibit B, of the Shareholder’s receipt of the Repurchase Amount; and

(b) upon the notification from the Shareholder that it has received the Repurchase Amount, the Company shall be authorized to date the instrument of transfer and all documents referred to in Section 1.2(a) shall be released from escrow and Closing shall be deemed to have occurred.

Section 1.4 Return of Documents. If the Shareholder has not received the Repurchase Amount by 5:00 p.m. Hong Kong time on the date of Closing, the parties shall use all commercially reasonable efforts in good faith to trace the funds. If after exhausting such efforts the Shareholder still has not received the Repurchase Amount by 5:00 p.m. Hong Kong time on the fifth Hong Kong business day after the date of Closing, the Company shall return the documents referred to in Section 1.2(a) to the Shareholder, unless the parties agree otherwise.

Section 1.5 Update of Register of Members of the Company. The Company shall:

(a) as soon as practicable after Closing: (i) update the Register of Members of the Company to reflect the repurchase of the Sale Shares by the Company and the holding of the Share Shares by the Company as treasury shares, and (ii) deliver a certified true copy of the Register of Members of the Company reflecting the Repurchase, and (iii) cancel the share certificate delivered by the Shareholder; and

(b) as soon as practicable after completion of the actions referred to in clause (a) above but in any event not earlier than 24 hours after Closing, update the Register of Members of the Company to reflect the cancellation of the Sale Shares held by the Company as treasury shares pursuant to section 1.1.

Section 1.6 Accounting Records. The Company shall for the purposes of its accounting records, entries and journals, debit US$597.0 million or a higher amount of the Repurchase Amount against an account that records the current year profits of the Company.

ARTICLE II.

CONDITIONS TO CLOSING

Section 2.1 Conditions to Closing. The obligations of the Company and the Shareholder to consummate the transactions contemplated by this Agreement is subject to Melco Leisure and Entertainment Group Limited (“Melco Leisure”) providing a written waiver of any pre-emptive or other rights under clause 7 of the shareholders’ deed between Melco International Development Limited, Melco Leisure, Crown Resorts Limited, the Shareholder and the Company (the “Shareholders’ Deed”) that Melco Leisure may be entitled to with respect to the Repurchase.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

Section 3.1 Shareholder Representations and Warranties. The Shareholder represents and warrants to the Company as follows:

(a) Due Organization. The Shareholder is a corporation duly incorporated, validly existing and in good standing under the laws of Australia, with all necessary power and authority to execute, deliver and perform this Agreement.

(b) Authorization. The Shareholder has all necessary power and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and all agreements, instruments and documents contemplated hereby and to sell and deliver the Sale Shares being sold hereunder, and this Agreement constitutes a valid and binding obligation of the Shareholder.

(c) Ownership of Sale Shares. The Shareholder has good and marketable right, title and interest (legal and beneficial) in and to all of the Sale Shares, free and clear of all liens, pledges, security interests, charges, claims, equity or encumbrances of any kind. Upon paying for the Sale Shares in accordance with this Agreement, the Company will acquire good and marketable title to the Sale Shares, free and clear of all liens, pledges, security interests, charges, claims, equity or encumbrances of any kind.

(d) No Conflict. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach by the Shareholder of, or constitute a default by the Shareholder under, any decree, judgment or order to which the Shareholder is a party or by which the Shareholder may be bound, or the Shareholders’ Deed.

(e) Experience and Evaluation. By reason of the Shareholder’s business or financial experience or the business or financial experience of the Shareholder’s professional advisers who are unaffiliated with the Company and who are not compensated by the Company, the Shareholder has the capacity to protect the Shareholder’s own interests in connection with the sale of the Sale Shares to the Company. The Shareholder is capable of evaluating the potential risks and benefits of the sale hereunder of the Sale Shares.

(f) Access to Information. The Shareholder has received all of the information that the Shareholder considers necessary or appropriate for deciding whether to sell the Sale Shares hereunder and perform the other transactions contemplated hereby. The Shareholder further represents that the Shareholder has had an opportunity to ask questions and receive answers from the Company and, with the consent of the Company, its nominee directors on the Company’s board, regarding the business, properties, prospects and financial condition of the Company and to seek from the Company such additional information as the Shareholder has deemed necessary to verify the accuracy of any such information furnished or otherwise made available to the Shareholder by or on behalf of the Company, whether by virtue of the Shareholder’s representation on the Company’s board of directors or otherwise.

(g) Brokers and Finders. The Shareholder has not incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby which could result in any liability being imposed on Company.

Section 3.2 Company Representations and Warranties. The Company hereby represents and warrants to the Shareholder as follows:

(a) Due Organization. The Company is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with all necessary power and authority to execute, deliver and perform this Agreement.

(b) Authorization. The Company has all necessary power and authority to execute, deliver and perform the Company’s obligations under this Agreement and all agreements, instruments and documents contemplated hereby and to buy the Sale Shares being sold hereunder, and this Agreement constitutes a valid and binding obligation of the Company.

(c) No Conflict. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach by the Company of, or constitute a default by the Company under, any decree, judgment or order to which the Company is a party or by which the Company may be bound or its Memorandum and Articles of Association.

(d) Solvency. The Company has not commenced voluntary liquidation, winding up or dissolution proceedings in respect of the Company, filed a petition in bankruptcy or insolvency or entered into any arrangement for the benefit of creditors of the Company, commenced any other proceeding for the reorganization, recapitalization or adjustment or marshaling of the assets or liabilities of the Company, or adopted a plan with respect to any of the foregoing, or agreed to any of the foregoing. The consummation of the transactions contemplated by this Agreement will not result in the Company becoming insolvent or unable to pay its debts as they fall due in the ordinary course of business.

(e) Disclosure; Accuracy of Information. The Company has responded accurately and in good faith to all questions asked of it by or on behalf of the Shareholder in connection with the transactions contemplated by this Agreement.

ARTICLE IV.

MISCELLANEOUS

Section 4.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands.

Section 4.2 Entire Agreement. This Agreement contains the entire understanding of the parties, and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof, except as expressly referred to herein.

Section 4.3 Costs and Expenses. Each party will bear its own costs and expenses in connection with the preparation and negotiation of this Agreement and the consummation of the transaction contemplated hereby.

Section 4.4 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 4.5 Amendments and Waivers. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Shareholder and the Company.

Section 4.6 Further Action. Each party agrees to execute any additional documents and to take any further action as may be necessary or desirable in order to implement the transactions contemplated by this Agreement.

Section 4.7 No Third Party Beneficiaries. A person who is not a party to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Law to enforce any terms of this Agreement.

Section 4.8 Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 4.9 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 4.10 Survival. All representations, warranties, covenants and agreements of the parties shall survive the consummation of the transactions contemplated by this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Share Repurchase Agreement on the date first above written.

COMPANY:

Melco Crown Entertainment Limited

By:	/s/ HO Lawrence Yau Lung
Name: HO Lawrence Yau Lung
Title: Director

SHAREHOLDER:

Crown Asia Investments Pty. Ltd.

By:	/s/ Rowen Bruce CRAIGIE
Name: Rowen Bruce CRAIGIE
Title: Director

EXHIBIT A

FORM OF INSTRUMENT OF TRANSFER

Melco Crown Entertainment Limited

(the “Company”)

SHARE TRANSFER FORM

Dated [Date]

We, Crown Asia Investments Pty. Ltd. (ACN 138 608 787) (the “Transferor”), for good and valuable consideration received by us from Melco Crown Entertainment Limited (the “Transferee”), do hereby:

1. transfer to the Transferee 155,000,000 Ordinary Shares (the “Shares”) standing in our name in the register of members of the Company to hold unto the Transferee, its executors, administrators and assigns, subject to the several conditions on which we held the same at the time of execution of this Share Transfer Form; and

2. consent that our name remains on the register of members of the Company until such time as the Company enters the Transferee’s name in the register of members of the Company.

SIGNED for and on behalf of TRANSFEROR:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

And we, the Transferee, do hereby agree to take the Shares subject to the same conditions.

SIGNED for and on behalf of TRANSFEREE:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

EXHIBIT B

FORM OF RECEIPT

Date: [ • ], 2016

Melco Crown Entertainment Limited

36th Floor, The Centrium

60 Wyndham Street

Central, Hong Kong

Attention: Chief Finance Officer

                 Chief Legal Officer

We hereby acknowledge receipt from you of US$800,838,500 as payment of the repurchase price for your repurchase from us of 155,000,000 ordinary shares, par value US$0.01 per share, in Melco Crown Entertainment Limited, pursuant to the Share Repurchase Agreement, dated May 4, 2016, between you and us (the “Agreement”).

We hereby confirm that the documents we delivered to you pursuant to Section 1.2(a) of the Agreement are released from escrow, the instrument of transfer is dated today’s date and that Closing (as defined in the Agreement) has occurred.

Crown Asia Investments Pty. Ltd.

By:
Name:
Title: